UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
1. Investment Company Act File Number:	Date examination
completed:
811-09813		June 30, 2013
2. State Identification Number:
AL
	25681,

25685,

25689,

35407,

42611,

43023,

43581,

45537,

45351

AK
	600692
46,

60038241
,

60069928
,
	600382
38,

60038244
,

60057698
,

60071909
,

60074719
,

60074114

AZ	8465,

40607,

40470,

66633,

45014,

60272,

60274,

60273,

61385,

62170,

65648,

65338
AR
	600001
11,

60004611
,

60008576
,

60018755
,

60025941
,

60026407
,

60026871
,

60028857
,

60028657
CA 	*
CO 	IC2000-
18-580
CT
	214195,

214191,

1032086,

1040956,

1064394,

1065430,

1066899,

1072021,

1071582
DE	8681,

8680,

8684,

47516,

67530,

67909,

68331,

70076,

69925
DC	60012563,

60012558,

60012570,

60027597,

60043833,

60042569,

60042566,

60042567,

60043025,

60047848,

60047580,

60049012
FL	*
GA	SC-
MF-
040734

HI	*
ID
	48844,

48841,

48847,

60173,

68418,

67459,

67916,

70406,

70225
IL	60000033
IN	00-0346IC
IA		I-
26193,

I-19076,

I-29840,

I-64026,

I-79779,

I-78167,

I-78169,

I-78168,
         I-
78963,
         I-
83180,
         I-
82750,
         I-
84191
KS
	87S0001
009,

83S00007
25,

94S00000
15,

2007S000
0355,

2012S000
0407,

2011S000
1357,

2011S000
1820,

2013S000
0391,

2013S000
0214

KY 	M34790


LA
	150611

ME
	MFN200
609,

MFN20798
6,

MFN20801
3,

MFN10013
078,

MFN10032
145,

MFN10030
137,

MFN10030
135,

MFN10030
136,

MFN10031
242,

MFN10035
865,

MFN10035
564,

MFN10036
900
MD
	SM19980
021,

SM1998001
9,

SM1998001
8,

SM2006231
2,

SM2011228
3,

SM2011074
5,

SM2011074
7,

SM2011074
6,

SM2011149
6,

SM2012246
1,

SM2012216
6,

SM2012344
5
MA
	040458
37,

04045834
,

04045844

MI
	935635,

935637,

935642,

948659,

962897,

962898,

962899,

963769,

964562,

968062,

967676,

968920
MN 	R-
42778.1
MS
	6002898
8,

60028993
,

60028989
,

60042315
,

60057831
,

60056626
,

60056624
,

60056625
,

60057193
,

60061697
,

60061330
,

60062623
MO 	2000-00609,
          Q-
MT-1289,

1993-
00673,

R2011-
2,113,

R2011-
850,

R2012-
2,273,

R2012-
1,850
MT 	28405,

9201,

28321,

58150,

77152,

71636,

71637,

71638,

73903,

84554,

84110,

85685
NE		22604,

11060,

25994,

66713,

81303,

81305,

81304,

82076,

82907,

86452,

86130,

87409
NV	*
NH	*
NJ 	MF-
0645,

NM	6819,

14071,

14065,

23838,

39463,

37878,

37879,

37880,

38672,

43040,

42679,

43987
NY	S 27 53
23,
          S
32 88 23,
          S
27 53 21,
          S
31 66 37,
          S
32 99 82,
          S
32 94 61,
          S
27 53 22,
          S
33 18 53,
          S
33 17 65
NC	14485
ND	U560,

U557,

U563,

AV916,

BM729,

BK690,

BK692,

BK691,

BL584,

BR812,

BR344,

BT683
OH 	86467
OK 	SE-
2191382,

SE-
2191380,

SE-
2183899,

SE-
2183900,

SE-
2203842,

SE-
2203843,

SE-
2203844,

SE-
2204793,

SE-
2205678,

SE-
2210348,

SE-
2209844,

SE-
2211550
OR	2001-
1464,

2001-
1463,

2001-
1468,

2006-
1679,

2011-
1635,

2011-
690,

2011-
944,

2012-
1610,

2012-
1607

PA 	2000-03-
120MF
RI	*
SC	MF
14035,

MF
11225,

MF
11220,

MF
16660,

MF
19139,

MF18887,

MF
19034,

MF
19691,

MF 19637
SD 	9889,

10195,

10597,

37884,

53281,

51538,

51540,

51539,

52430,

56873,

56390,

57724
TN 	 RM12-
1847,

M12-
2243,

M12-
1937,

M12-3033

TX    C
39434,

C 39435,

C 42953,

C 81352,

C96338,

C96340,

C96339,

C97078,

C 97938,

C101605,

C
101267,

C102636
UT	006-
6364-13,


VT
	1/16/9
8-23,

1/16/98-
21,

1/16/98-
25,

10/17/06
-02,

3/25/11-
04,

3/25/11-
05,

3/25/11-
06,

6/13/11-
01,

9/20/11-
01,

9/19/12-
04,

8/13/12-
12,

12/14/12
-06
VA
	118050
WA
	6001980
6,

60019819
,

60019803
,

60043000
,

60058957
,

60057497
,

60057498
,

60057499
,

60058188
,

60062348
,

60062049
,

60063334
WV	MF-
24145,

MF-
24125,

MF-
24123,

MF-
56705,

MF-
73517,

MF-
71847,

MF-
71846,

MF-
71845,

MF-
72680,

MF-
76931,

MF-
76600,

MF-77957
WI
	341392
-03,

341390-
03,

619502-
03,

341394-
03,

508542-
03,

608342-
03,

608343-
03,

608344-
03,

615414-
03

WY	21645
PUERTO RICO   S-
19806,

S-29875,

S-31750,

S-41832,

S-40832,

S-40832-1,

S-40833,

S-40833-1,

S-41309,

S-43875,

S-43678,

S-41832-1


Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the Scout Funds Prospectus included: International Fund, International Discovery Fund, Emerging Markets Fund, Global Equity Fund,
Mid Cap Fund, Small Cap Fund, Low Duration Bond Fund, Core Bond Fund,
Core Plus Bond Fund and Unconstrained Bond Fund

3. Exact name of investment company as specified in registration statement:
Scout Funds

4. Address of principal executive office: (number, street, city, state, zip code)
803 West Michigan Street, Milwaukee, WI  53233


August 29, 2013
United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street
N.W. Washington, DC 20549

Dear Sirs:
Enclosed is a copy of Form N-17f-2, along with our related report, dated August 29, 2013, on our examination of the investment portfolio of Scout Funds as of the close of business on June 30, 2013.
Very truly yours,

Patrick DiStefano

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Scout Funds:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Scout Funds (the "Trust"), comprising the Scout Mid Cap Fund, Scout Small Cap Fund, Scout International Fund, Scout Global Equity Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout Unconstrained Bond Fund, Scout Emerging Markets Fund, and Scout Low Duration Bond Fund (each a "Fund" and collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2013. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and accordingly, included examining on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2013, and with respect to agreement of security purchases and sales, for the period from April 30, 2013 (the date of our last examination) through June 30, 2013:

*	Confirmation of all securities held by institutions in book entry form with The Depository Trust Company, Federal Reserve Bank of
Kansas City, Fidelity Investments, Federated Investors, and
Citibank Global Transaction Services;

*	Reconciliation of all such securities to the books and records of
each of the Funds and the     Custodian (UMB Bank, n.a., an
affiliated entity); and

*	Agreement of 25 security purchases and 25 security sales or
maturities since our last examination from the books and records of the corresponding Funds to the source documentation from the brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2013, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Scout Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Milwaukee, Wisconsin
August 29, 2013


Scout Investments



Mana gement  Statement Regarding Com pliance with Certain
Provisions  of the Investment
Com pany Act of 1940

We, as members of management of Scout Funds (the "Trust"), comprising the Scout International Fund, Scout Global Equity Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout Unconstrained Bond Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout Emerging Markets Fund, and Scout Low Duration Bond Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) ofRule I 7f-2, "Custody oflnvestments by Registered Management Investment Companies," of the Investment Company Act of I 940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of June 30, 2013, and from April 30, 2013 through June 30, 2013.

Based on this evaluation, we asse1t that the Tmst was in compliance with requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30,
2013, and from April 30, 2013 through June 30, 2013, with respect to securities reflected in the investment accounts of the Funds.

Scout Funds
By:



Scott Betz, Treasurer